UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of March, 2006

                      Commission File Number: 333-7484

                         INNOVA, S. de R.L. de C.V.
             -------------------------------------------------
              (Translation of registrant's name into English)

    Insurgentes Sur 694 Piso 8, Col. Del Valle 03100 Mexico, D.F. Mexico
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                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

          Form 20-F   X                                  Form 40-F
                    -----                                          -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                                               No   X
              -----                                            -----


     (If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82       .)
                                                 -------

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[LOGO - SKY]                                    FOR IMMEDIATE RELEASE
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                       INNOVA COMMENCES TENDER OFFER
                     AND CONSENT SOLICITATION FOR ITS
                       9.375% SENIOR NOTES DUE 2013


Mexico City, March 13, 2006. Innova, S. de R.L. de C.V., ("Innova") announced today that it is commencing a cash tender offer (the "Tender Offer") for up to $195 million aggregate principal amount of its outstanding $300 million 9.375% Senior Notes due 2013 (CUSIP Nos. P56217AB1, 45767DAE9 and 45767DAD1) (the "Notes") and a consent solicitation (the "Solicitation") to amend the related indenture.

Innova is making the Tender Offer in order to acquire $195 million of its outstanding Notes and reduce the company's overall interest expense. The consents are being solicited to eliminate the covenant contained in the indenture governing the Notes that requires the Company to file reports and other information with the U.S. Securities and Exchange Commission. Innova intends to finance the Tender Offer and the Solicitation, together with the fees and expenses incurred in connection therewith, with borrowings under a Ps. 2.1 billion, 10-year bank loan with a fixed interest rate of 8.74% per annum entered into with Banco Nacional de Mexico, S.A., on March 10, 2006 (the "Credit Facility"), existing cash balances and/or other sources of financing. The Credit Facility is guaranteed by Grupo Televisa, S.A.. If the aggregate principal amount of the Notes validly tendered and not properly withdrawn exceeds $195 million, Innova will accept Notes for purchase on a pro rata basis based upon the principal amount of the Notes tendered.

The Tender Offer and the Solicitation are being made upon the terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated March 13, 2006 (the "Statement") and related materials, copies of which will be delivered to all record holders of the Notes. The Tender Offer will expire at 11:59 p.m., New York City time, on April 10, 2006 (the "Expiration Time") unless extended or earlier terminated by Innova. The Solicitation will expire at 5:00 p.m., New York City time, on March 27, 2006 (the "Consent Payment Deadline"), unless extended or earlier terminated by the Company. Innova has reserved the right to terminate, withdraw, amend or extend the Tender Offer and the Solicitation in its discretion. Holders may not tender their Notes without delivering consents or deliver consents without tendering their Notes. Innova's obligation to accept and pay for Notes validly tendered in the Tender Offer is subject to the terms and conditions set forth in the Statement and related materials. Holders should consult the Statement and related materials in their entirety for a full description of the terms and conditions of the Tender Offer and the Solicitation.

The total consideration to be paid for each $1,000 principal amount of Notes validly tendered and accepted for payment will be a price, calculated in accordance with standard market practice as described in the Statement, intended to result in a yield to the earliest redemption date for the Notes (September 19, 2008) equal to the sum of (i) the bid-side yield to maturity on the 3.125% U.S. Treasury Note due September 15, 2008, as calculated by the dealer manager and solicitation agent in accordance with standard market practice as of 2:00 p.m., New York City time, on April 6, 2006, unless such date is extended, as reported on the Bloomberg Government Pricing Monitor on Page PX5, and (ii) a fixed spread of 75 basis points, which consideration includes a consent payment of $20.00 for each $1,000 principal amount of Notes validly tendered. Holders also will be paid accrued and unpaid interest up to, but not including, the settlement date. Holders that tender Notes after the Consent Payment Deadline will not be eligible to receive the consent payment. Promptly following the final calculation of the consideration for the Notes, Innova will publicly announce, by press release, the pricing information.

Citigroup Corporate and Investment Banking is acting as the dealer manager and solicitation agent for the Tender Offer and the Solicitation. Questions regarding the tender offer and consent solicitation or requests for documents may be directed to Citigroup Corporate and Investment Banking, Liability Management Group, at (800) 558-3745 (U.S. toll free) and (212) 723-6108 (collect) or Global Bondholder Services Corporation, the
Information  Agent,  at (866) 470-3800 (U.S.  toll-free) and (212) 430-3774
(collect).

None of Innova, the dealer manager and solicitation agent or the information agent make any recommendations as to whether or not holders should tender their Notes pursuant to the Tender Offer or consent to the Proposed Amendment, and no one has been authorized by any of them to make such recommendations.

This announcement is not an offer to purchase, a solicitation of an offer to sell, or a solicitation of consents with respect to the Notes nor is this announcement an offer to sell or solicitation of an offer to buy new securities of Innova.

INNOVA, S. DE R.L. DE C.V., is a joint venture indirectly owned by Grupo Televisa, S.A., a Mexican corporation ("Televisa"), and The DIRECTV Group, Inc, a Delaware corporation ("DIRECTV"). For more information, please visit www.sky.com.mx.

GRUPO TELEVISA S.A., is the largest media company in the Spanish-speaking world, and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States. For more information, please visit www.televisa.com.

THE DIRECTV GROUP INC, is a world-leading provider of digital multi-channel television entertainment. DIRECTV is approximately 34% owned by News Corporation. For more information, please visit www.directv.com.

This press release contains forward-looking statements regarding the Tender Offer and the Solicitation. Actual results of the Tender Offer could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Risk Factors" in the Company's Annual Report on Form 20-F, which among others, could cause actual results of the Tender Offer and the Solicitation to differ materially from those contained in any oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

CARLOS FERREIRO
Chief Financial Officer
-----------------------
Innova, S. de R.L. de C.V.
Insurgentes Sur No.694
Col. del Valle
Mexico City, 03100
(5255) 5448-4131
cferreiro@sky.com.mx


JUAN CARLOS MUNOZ
Head of Investor Relations
--------------------------
Innova, S. de R.L. de C.V.
(5255) 5448-4000 ext.6642
jmunoz@sky.com.mx

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      INNOVA, S. de R.L. de C.V.
                                                (Registrant)


Dated: March 13, 2006                 By  /s/ Carlos Ferreiro Rivas
                                         ---------------------------------
                                      Name:  Carlos Ferreiro Rivas
                                      Title: Chief Financial Officer